PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Appendix 4E
Preliminary Financial Report

for the year ended
30 June 2008

(and previous corresponding period: year ended 30 June 2007)

In compliance with Listing Rule 4.3A

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

DIRECTORS

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Prof. Colin Masters	Executive Director (Resigned 2 July 2007)
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

REVIEW OF OPERATIONS

Key Events Summary

> August 2007, The State Government of Victoria awards Professor Colin Masters, the Victoria Prize, the State's most prestigious scientific award in recognition of his many years of research into the underlying causes of Alzheimer's disease. The work of Professor Master's, a current Prana Scientific Advisory Board member and former Director of the company for 7 years, underpins the therapeutic strategy for Prana's Metal Protein Attenuating Compounds (MPACs) as potential disease modifiers.

> November 2007, Prana announced the successful private placement of approximately A$8 million from institutional and professional investors for ongoing development support for Prana's lead MPAC, PBT2 in Alzheimer's Disease.

> November 2007, the Data Safety Monitoring Board (DSMB), the independent advisory panel overseeing the safety data emerging from the Phase IIa PBT2 clinical trial, submitted their final report to the company. Of the 75% of patients reviewed, the DSMB noted that there were no treatment-related serious adverse events or withdrawals from the clinical trial and the trial was safe to continue.

> In December 2007 the final patient was dosed in the Phase IIa trial and in January 2008 Prana announced the completion of its Phase IIa PBT2 trial in patients with early Alzheimer's disease.

> February 2008, Prana announced key findings from the Phase IIa PBT2 trial. The trial was double blinded and conducted in multiple sites in Sweden and Australia with 78 patients randomized to receive either a PBT2 50mg or PBT2 250mg or placebo capsule once a day for 12 weeks. The results demonstrated that the safety and tolerability profile of PBT2 was indistinguishable from placebo. Importantly, the level of the protein, Abeta 42 in the cerebrospinal fluid that surrounds the brain and spinal cord was significantly reduced by approximately 13% within the 12 week trial at the 250mg dose. Abeta 42 is considered by many experts in the field to be a key biomarker for Alzheimer's disease. In addition, improvement was observed with two components of the four Executive Function tests of the Neuropsychological Test Battery, indicating that PBT2 was beneficially affecting Executive Function in the patients on the 250mg dose.

> May 2008, Prana announced that several promising candidates' agents for the treatment of Parkinson's disease had been identified from its MPAC library. In particular, one compound demonstrated that it was able to protect the cells of the *substantia nigra* in the mouse brain from a toxin which is commonly used to mimic the destruction of these cells that occurs in Parkinson's disease. In addition, this compound was able to increase motor function in treated animals. This development marks the discovery of the first non Alzheimer's disease candidate lead compound arising from Prana's MPAC chemical library.

> May 2008, Prana announced that results on compounds from its second metal based discovery platform were being published in the Proceedings of the National Academy of Sciences journal. The anti-amyloid, metallo compounds target Alzheimers' disease by physically blocking the metal binding site on Abeta as a way of preventing Abeta from becoming toxic and from forming amyloid aggregates and fibrils.

> May 2008, Prana announced a successful private placement raising approximately A$7 million from existing Australian and US based investors for the ongoing development of Prana's emerging pipeline in Alzheimer's, Parkinson's' and Huntington's disease.

> July 2008, the key pre-clinical research findings for Prana's lead MPAC, PBT2, are published in Neuron, a prestigious scientific journal in an article entitled, "Rapid restoration of cognition in Alzheimer's transgenic mice with 8-hydroxyquinoline analogs". The article reports on PBT2's ability to substantially reduce Abeta levels in the transgenic mouse brain, preventing the formation of aggregates of Abeta and to rapidly improve cognition in the same transgenic mice.

- July 2008, Prana announced that Dr. Jeffrey Cummings, the Chairman of Prana's Research and Development Advisory Board had been invited to present the Phase IIa PBT2 clinical trial in the "Hot Topics" session at the International Conference on Alzheimer's disease (ICAD), held in Chicago later that month.

- July 2008, Prana announced the results of its Phase 2a clinical trial of PBT2 on Alzheimer's disease patients, are published in The Lancet Neurology, a highly prestigious scientific journal. The article reports on PBT2's improved executive function, an important aspect of cognitive performance, in patients with early stage Alzheimer's disease. Further, PBT2 reduced the levels of Abeta in the spinal fluid of patients. Abeta is a key protein associated with Alzheimer's disease.

Drug Development and Research

PBT2 Clinical Development.

Prana's PBT2 Phase IIa trial in early Alzheimer disease (AD) patients was completed in January 2008. The 'PBT2-201-Euro' trial was a double blinded, multi centre placebo-controlled study, based in Sweden and Australia in which 78 Alzheimer's disease patients – male and female subjects 55 years or older – randomly received twelve weeks treatment with a daily oral 50mg PBT2, 250mg PBT2 or placebo capsule. In February 2008, the company reported on the top line findings from the study. The primary safety and tolerability endpoints of the study were achieved with no significant adverse findings or trends observed in any of the comprehensive safety parameters measured. In summary, the safety and tolerability profile of either dose of PBT2 was indistinguishable from placebo.

Significant results were obtained for the secondary study endpoints – changes in biomarkers, with a significant decrease in the Abeta 42 biomarker in the cerebrospinal fluid (CSF) of patients treated with 250mg PBT2 over the 12 weeks. No significant change or trend in biomarkers was observed in the plasma. The effect of PBT2 on the additional secondary study endpoints – cognition was assessed using a Neuropsychological Test Battery (NTB) and the ADAS-cog. The NTB assesses both memory and executive function performance and although there was no overall significant change in the composite NTB scores over 12 weeks, two of the four executive functions tests – the 'Category Fluency Test' and the 'Trail Making Test part B' were significantly improved over the twelve weeks. No significant change was observed as measured by the ADAS- cog, which primarily measures memory performance.

During 2007 and 2008, the company has continued its manufacturing activities for PBT2 to support the supply Prana's future plans for PBT2 in later stage development in Alzheimer's disease and potential secondary therapeutic indications for PBT2 in Prana's development pipeline. At the time of the preparation of this report, the process development for high speed encapsulation of PBT2 product has been successfully completed.

PBT2 Research and Animal Modelling

Over the 2007/2008 fiscal year, Prana continued in-vitro and in-vivo modeling of the effects of PBT2 on ABeta levels in the brain, examined the effect of PBT2 on synaptic function and the downstream effect of PBT2 on cognition as measured in transgenic AD mice. The ability of PBT2 to lower the levels of soluble and insoluble levels of Abeta in the brains of transgenic AD mice has been previously reported. Over the year further work was done to establish that the Abeta lowering effect of PBT2 can be observed within hours of oral administration, as measured by tracking the reduction of Abeta levels in secretions from the brains of conscious, freely-moving AD transgenic mice.

Experiments have also been completed demonstrating that PBT2 can protect neuronal synapses from Abeta impaired neuronal transmission. This was assessed by measuring the Long Term Potentiation (LTP) at the neuronal synapse, where post PBT2 administration, normal neural transmission or signaling was restored to synapses that had reduced LTP as a consequence of ABeta impairment. Further cognitive studies have been conducted using the Morris Water Maze in AD transgenic mice, establishing the ability of PBT2 to rapidly and potently improve cognition.

More recent work on PBT2 is underway examining the ability of PBT2 to promote the degradation of ABeta in the brain. It is thought that PBT2 can deliver depleted metals to neurons, which in turn facilitates the production of metal dependent enzymes which breakdown ABeta.

In July 2008, a substantial body of Prana's pre-clinical research data including the above mentioned ABeta lowering effects, synaptic function tests and cognitive modeling was published in the highly prestigious scientific journal, *Neuron*.

MPAC Pipeline development

The MPAC chemical library has continued to expand and evolve to support Prana's discovery objectives of identifying novel MPACs for Prana's pipeline in Alzheimer's disease and other neurological indications.

The PBT3 series is being developed as a series of follow-up compounds in AD behind PBT2. The PBT3 series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class, offering prospective differentiation in drug pharmacology and efficacy. Although several promising PBT3 candidate compounds were previously identified, at the time of the preparation of this report, no lead PBT3 series compound for Alzheimer's disease has been nominated. Further chemical discovery work is underway.

Beyond Alzheimer's disease, Prana has pursued alternative applications for its MPAC platform in Huntington's disease (HD), Parkinson's disease (PD), Age-related Macular Degeneration (AMD) and selected cancers. The PBT4 series is being developed as candidate lead compounds from the MPAC platform for use in one or more of these new pipeline indications. As for the PBT3 series, this series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class. In May 2008, Prana announced the identification of its first prospective lead compounds from its MPAC PBT4 series for use in the treatment of Parkinson's disease. Of the PD MPACs profiled to date, several have shown the ability to protect the substantia nigra cells in the mouse brain from two types of toxins used to mimic the destruction of these cells, which leads to motor loss in Parkinsonian patients.

Prana has also identified several MPAC compounds from its library which have demonstrated significant toxicity against brain cancer with one compound in particular, remaining non-toxic to normal neurons. The company will undertake further animal modeling and screening of these compounds during 2008.

Alzheimer's Disease Immunotherapy

The science behind the MPAC platform also suggests that the oxidatively modified forms of the Abeta oligomers found in the AD brain, could be immunological targets for vaccine development. Prana is attempting to validate this selective immunological strategy and plans to conduct a mouse passive vaccine trial with a selective monoclonal antibody which targets a proprietary pathological Abeta target epitope but not the normal, endogenous Abeta. Currently, Prana has identified a monoclonal antibody which demonstrates specific recognition for the toxic forms of aggregated Abeta whilst not recognizing normal endogenous monomers of ABeta. The company plans to conduct proof of concept mouse studies by the end of 2008.

Amyloid targeting Metallocomplexes

New chemical entities have been generated by Prana scientists that can bind to, and block the metal binding site of Abeta, preventing Abeta from forming toxic aggregates and fibrils. These anti-amyloid 'metallo-compounds' represent a second and complimentary drug discovery platform to the MPAC platform. Both originate from Prana's understanding how subtle changes in brain metal levels influence the production of toxic Abeta species in the brain. In May 2008, Prana announced that the scientific journal, Proceedings of the National Academy of Sciences published several of the key attributes of the metallo compounds, including, the ability to stop free radical production by Abeta and the restoration of normal neural transmission or signaling between neurons that had been reduced as a consequence of ABeta impairment. Currently, further chemistry and screening is underway to identify prospective lead compounds for Alzheimer's disease and as novel AD brain imaging agents.


Prana Asset Pipeline
Research
Development
MPAC MDA
PBT2
Alzheimer's Disease
PBT2
2nd Indication (i.e. Huntington's Disease)
PBT3 series
AD
PBT4 series
2nd or 3rd Indication
Immuno-therapy
Alzheimer's Disease
Metallocomplex MDA
VK-12
AD
VK-11
Imaging
Discovery
Chemistry
Screening
Preclinical Toxicology
Phase I Clinical
Phase IIa Clinical
Phase IIb Clinical

Intellectual Property Developments:
Prana continues to adopt an aggressive intellectual property strategy to improve protection of its platform technology and drug assets, with emphasis upon broad 'composition of matter' claims that are also designed to limit opportunities for competition.

> Three national phase patent cases protect Prana's core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The second case is directed to several 'Follow up' next generation MPAC chemical classes which comprise alternative MPAC scaffolds to the 8- hydroxyquinoline chemical scaffold. An additional third case is directed to specific sub- classes of the 'Follow up' compounds. These patent cases include claims to the MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. All three cases are making successful progress in their examination through a significant number of international patent offices. In particular:
>
> - The 8-Hydroxyquinoline case is currently under examination in the United States, Europe, China, Russia and India. Applications have been granted in New Zealand, South Africa and Singapore.
>
> - The 'Follow up' case is currently under examination in the United States, China, Russia and India. Applications have been granted in New Zealand, South Africa and Singapore.
>
> - The Third case has applications that have been granted in New Zealand and Singapore.

> A patent application directed to PBT1 (clioquinol) for Huntington's disease is being examined in the United States, Europe, China and Australia.

> Two International (PCT) patent applications are progressing to national phase examination and cover the use of MPAC's for the disease indications Age-related Macular Degeneration (AMD) and brain cancer.

> Patent applications relating to various enabling technologies and assays for detecting anti-amyloid compounds exclusively licensed from MGH continue to be successfully examined, with numerous applications proceeding to grant in a variety of jurisdictions, including Canada, Japan and the USA.

> A US provisional application is presently being prepared to cover an immunotherapy treatment for Alzheimer's disease, following submission of the requisite biological deposit at ECACC (European Collection of Cell Cultures), the European depository.

> Two Australian provisional patent applications have been filed to cover novel metallo-complex compounds that are designed to treat Alzheimer's disease by prevention of the interaction between ionic metals and the key protein – Abeta.

This report is made in accordance with a resolution of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Melbourne
Dated 28 August 2008

Appendix 4E for the Year Ended 30 June 2008

Results for announcement to the market

Current Reporting Period - Year Ended 30 June 2008
Previous Reporting Period - Year Ended 30 June 2007

Revenue from continuing operations	down	3.20%	to	$490,943
Loss after tax attributable to members	up	21.70%	to	($13,560,678)
Net loss for the period attributable to members	up	21.70%	to	($13,560,678)

Dividends (distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 30 June 2008	4.89
As at 30 June 2007	3.70

Loss per share attributable to the ordinary equity holders of the company, from overall operations (Basic and diluted)

As at 30 June 2008	7.76
As at 30 June 2007	7.92

Record date for determining entitlements to the dividend, (in the case of a trust, distribution): n/a

Explanation of the above information:
Refer to the Directors' Report - Review of Operations.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

	Notes	Consolidated Entity 30 June 2008 $	30 June 2007 $
Revenue from continuing operations		490,943	507,150
Other income		170	287
Intellectual property expenses		(469,428)	(600,232)
Auditor and accounting expenses		(331,950)	(260,117)
Research and development expenses		(5,757,168)	(4,492,193)
Personnel expenses		(5,350,189)	(4,554,731)
Depreciation expenses		(25,349)	(58,582)
Other expenses		(975,404)	(1,008,563)
Travel expenses		(146,651)	(309,997)
Public relations and marketing expenses		(141,337)	(215,455)
Foreign exchange loss		(402,886)	(757,578)
Gain/(Loss) on fair valuation of financial liabilities		(451,429)	607,691
LOSS BEFORE INCOME TAX		(13,560,678)	(11,142,320)
INCOME TAX EXPENSE		-	-
LOSS FOR THE PERIOD		(13,560,678)	(11,142,320)
		Cents	Cents
Loss per share attributable to the ordinary equity holders of the company, from overall operations			
Basic loss per share	8	(7.76)	(7.92)
Diluted loss per share	8	(7.76)	(7.92)

The above Income Statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2008

	Note	Consolidated Entity 30 June 2008 $	30 June 2007 $
CURRENT ASSETS			
Cash and cash equivalents		11,219,035	7,409,256
Trade and other receivables		120,641	96,499
Other assets		254,325	168,539
TOTAL CURRENT ASSETS		11,594,001	7,674,294
NON-CURRENT ASSETS			
Plant and equipment		69,148	47,891
Other assets		35,164	-
TOTAL NON-CURRENT ASSETS		104,312	47,891
TOTAL ASSETS		11,698,313	7,722,185
CURRENT LIABILITIES			
Trade and other payables		849,113	1,661,609
Other financial liabilities	5	772,430	-
Provisions		121,082	77,465
TOTAL CURRENT LIABILITIES		1,742,625	1,739,074
NON-CURRENT LIABILITIES			
Other financial liabilities	5	-	321,001
Provisions		89,361	49,915
TOTAL NON-CURRENT LIABILITIES		89,361	370,916
TOTAL LIABILITIES		1,831,986	2,109,990
NET ASSETS		9,866,327	5,612,195
EQUITY			
Issued and unissued capital	6	69,842,303	53,988,412
Reserves	7	6,067,740	4,106,821
Accumulated losses		(66,043,716)	(52,483,038)
TOTAL EQUITY		9,866,327	5,612,195

The above Balance Sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2008

	Consolidated Entity			
	Issued and Unissued Capital	Reserves	Accumulated Losses	Total Equity
	$	$	$	$
Balance at 1 July 2006	46,274,127	2,867,249	(41,340,718)	7,800,658
Shares issued, net of costs	6,345,207	-	-	6,345,207
Options exercised	106,739	(106,739)	-	-
Options issued	1,262,339	1,349,261	-	2,611,600
Net (Loss) for the period	-	-	(11,142,320)	(11,142,320)
Options forfeited	-	(2,950)	-	-
Balance at 30 June 2007	53,988,412	4,106,821	(52,483,038)	5,612,195
Shares issued, net of costs	14,005,650	-	-	14,005,650
Options exercised	408,936	(408,936)	-	-
Options issued	1,439,305	2,512,988	-	3,952,293
Net (Loss) for the period	-	-	(13,560,678)	(13,560,678)
Options forfeited	-	(143,133)	-	(143,133)
Balance at 30 June 2008	69,842,303	6,067,740	(66,043,716)	9,866,327

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

	Note	Consolidated Entity 30 June 2008 $	30 June 2007 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(9,766,851)	(9,726,197)
Interest received		375,461	526,447
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	10	(9,391,390)	(9,199,750)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of plant and equipment		-	300
Payments for purchases of plant and equipment		(46,606)	(4,559)
Payment for rental deposits		(35,164)	-
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(81,770)	(4,259)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of securities		14,297,620	7,783,486
Capital raising costs		(580,372)	(408,761)
NET CASH INFLOW FROM FINANCING ACTIVITIES		13,717,248	7,374,725
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		4,244,088	(1,829,284)
Cash and cash equivalents at the beginning of the year		7,409,256	10,013,778
Effects of exchange rate changes on cash and cash equivalents		(434,309)	(775,238)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		11,219,035	7,409,256

The above Cash Flow Statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

The company's preliminary financial report does not include all the notes of the type normally included in an annual financial report. The preliminary financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements, of Australian Accounting Standards and Interpretations and the Corporations Act 2001. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards.

The preliminary financial report is presented in Australian dollars.

Note 2. Dividends

The company resolved not to declare any dividends in the period ended 30 June 2008.

Note 3. Segment Information

The company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4. Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Note 5. Financial Liabilities

	30 June 2008		30 June 2007	
Current liabilities	No.	$	No.	$
Warrants over ADRs (1 ADR = 10 ordinary shares)	3,000,000	772,430	-	-
Non-current liabilities				
Warrants over ADRs (1 ADR = 10 ordinary shares)	-	772,430	3,000,000	-

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee ("IFRIC") noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board ("IASB") to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

The company has an obligation to issue its equity instruments, via ADR's, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the company to settle the contracts in cash. The classification of the warrants as liabilities, does not impact on the company's future liquidity requirements or ability to continue as a going concern.

Note 6. Issued and Unissued Capital

	Note	30 June 2008 No.	30 June 2008 $	30 June 2007 No.	30 June 2007 $
Fully Paid Ordinary Shares	(a)	201,800,240	67,140,659	151,517,978	52,726,073
Options over Fully Paid Ordinary Shares	(b)	14,279,133	2,701,644	4,352,893	1,262,339
Total Issued and Unissued Capital			69,842,303		53,988,412

(a) Fully paid ordinary shares

	30 June 2008 No.	30 June 2008 $	30 June 2007 No.	30 June 2007 $
At the beginning of the year	151,517,978	52,726,073	128,144,260	46,274,127
Shares issued	48,888,699	14,586,026	22,615,718	6,762,525
Shares issued on exercise of options	1,393,563	408,936	758,000	106,739
Transaction costs relating to share issues	-	(580,376)	-	(417,318)
At the end of the year	201,800,240	67,140,659	151,517,978	52,726,073

(b) Options over fully paid ordinary shares

	30 June 2008 No.	30 June 2008 $	30 June 2007 No.	30 June 2007 $
At the beginning of the year	4,352,893	1,262,339	-	-
Options issued as part of capital raising	9,926,240	1,439,305	4,352,893	1,262,339
At the end of the year	14,279,133	2,701,644	4,352,893	1,262,339

Note 7. Reserves - Share Based Payments

	30 June 2008 No.	30 June 2008 $	30 June 2007 No.	30 June 2007 $
Options over Fully Paid Ordinary Shares	11,051,832	4,098,743	9,928,262	2,137,824
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	320,000	453,563	320,000	453,563
Total Share Based Payments	11,751,832	6,067,740	10,628,262	4,106,821

During the year ended 30 June 2008, the following movements in options over fully paid ordinary shares occurred:

Options

* Issue of 1,131,307 options to employees
* Issue of 2,085,826 options to consultants
* Issue of 2,400,000 options to Directors and the Company Secretary
* Exercise of 874,279 options by employees
* Exercise of 519,284 options by consultants
* Forfeiture of 2,000,000 options by Directors
* 1,100,000 options expired on 17 December 2007, held by consultants and Company Secretary

Note 8. Loss per Share

	30 June 2008	30 June 2007
Basic loss per share (cents)	(7.76)	(7.92)
Diluted loss per share (cents)	(7.76)	(7.92)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(13,560,678)	(11,142,320)
	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	174,714,146	140,754,495

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 9. Net Tangible Assets

	30 June 2008	30 June 2007
Net Tangible Assets	$9,866,327	$5,612,195
No. of Shares	201,800,240	151,517,978
Net Tangible Assets (cents)	4.89	3.70

Note 10. Cash Flow Reconciliation

	30 June 2008 $	30 June 2007 $
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense for the Year	(13,560,678)	(11,142,320)
Add back depreciation expense	25,349	58,582
Add back (gain)/loss on fair value of financial liabilities	451,429	(607,691)
Add back share based payments expense	4,097,562	1,579,132
Loss on sale of plant & equipment	-	161
(Increase)/Decrease in accounts receivable	(24,142)	97,662
Increase in other current assets	(85,786)	(57,707)
Increase/(Decrease) in provisions	83,063	(26,058)
Increase/(Decrease) in accounts payable	(812,496)	123,251
Add back foreign exchange	434,309	775,238
Net cash flow used in operating activities	(9,391,390)	(9,199,750)

(b) Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:		
Cash and cash equivalents	11,219,035	7,409,256

Note 11. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 12. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Note 13. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2008, the consolidated entity has accumulated losses of $66,043,716 and has incurred negative cash flows from operations of $9,391,390 in the year ended 30 June 2008. The consolidated entity has generated AU$7 million (before costs) and AU$7.25 million (before costs) from capital raising in October 2007 and May 2008 such that the cash position has increased from AU$7,409,256 at 30 June 2007 to AU$11,219,035 at 30 June 2008.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $80m through the issue of equity and warrants, before costs. The Directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

Having carefully assessed the consolidated entity's ability to effectively manage expenditure, the Directors believe that the consolidated entity will continue to operate as a going concern for at least the period to October 2009 and therefore that it is appropriate to prepare the financial statements on a going concern basis.

At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 30 June 2008. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.